SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 14, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form

20-F      X                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

有線寬頻 i-CABLE

2007

INTERIM REPORT

STOCK CODE: 1097

i-CABLE COMMUNICATIONS LIMITED

About the Company

i-CABLE Communications Limited is Hong Kong’s leading integrated communications company.

It is one of the largest producers of video, film and multimedia content based in Hong Kong, for distribution around the world over conventional and new media, with particular focus on news, information, sports and entertainment.

At the same time, it owns and operates one of two near universal broadband telecommunications networks in Hong Kong, over which it provides Pay TV, Broadband and Voice services to well over one million subscribing households and businesses.

Results Highlights

•	Turnover decreased by 7% to HK$1,185 million (2006: HK$1,274 million).

•	Net profit before tax increased by 30% to HK$119 million (2006: HK$91 million).

•	Net profit after tax increased by 83% to HK$116 million (2006: HK$64 million).

•	Capital expenditure decreased by 41% to HK$71 million (2006: HK$121 million).

•	Interim dividend per share unchanged at HK$0.035 (2006: HK$0.035).

Pay TV

•	Subscribers increased by 6% to 830,000 during the six-month period.

•	Turnover decreased by 14% to HK$827 million (2006: HK$966 million).

•	Operating profit increased by 2% to HK$100 million (2006: HK$98 million).

Internet & Multimedia

•	Broadband subscribers base was stable at 324,000.

•	Turnover was maintained at HK$295 million (2006: HK$296 million).

•	Operating profit increased by 27% to HK$86 million (2006: HK$68 million).

Group Results

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2007 amounted to HK$116 million, as compared to HK$63 million for the corresponding period in 2006. Basic and diluted earnings per share were both HK$0.057 for 2007, as compared to both HK$0.031 last year.

Interim Dividend

The Board has declared an interim dividend in respect of the six-month period ended June 30, 2007 of HK$0.035 (2006: HK$0.035) per share, payable on Tuesday, October 9, 2007 to Shareholders on record as at September 28, 2007.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    1

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Overview

Severe competition adversely affected the Group’s core businesses during the period under review but the Group emerged from it in rather good shape.

The Pay TV terrain was marked by the competition’s relentless attack on the market. Encouragingly, no abnormal churn of subscribers was observed when the football season ended in May. On the contrary, prompt and effective adjustment of acquisition and retention strategies helped to expand our subscriber base by 6% to 830,000 as at the end of June, albeit partly at the expense of yield.

The Broadband business was steady for both subscription and turnover as the market went ex-growth. The new challenge was to maintain or increase market share without undue sacrifice of yield, with the competition instead focusing on service quality as well as value-added services. Our subscriber base stood at 324,000 at the end of June.

Unaudited consolidated turnover for the Group decreased by 7% to HK$1,185 million (2006: HK$1,274 million) but net profit after tax increased by 83% to HK$116 million (2006: HK$64 million), both in part attributable to the telecasting of FIFA World Cup in 2006.

Pay TV Service

Despite subscriber growth, turnover and profitability declined because of more active unbundling of service packages.

Commercial airtime sales declined from a year ago, as FIFA World Cup had been a major factor in 2006.

Turnover for this sector decreased by 14% to HK$827 million for the period under review (2006: HK$966 million). Operating profit however firmed to HK$100 million (2006: HK$98 million).

While our main competitor spent heavily on above-the-line promotion and expanded its sales force after acquiring the broadcasting rights for English Premier League for the next three seasons, the Group successfully marketed itself as the all-in-one TV broadcaster to provide professional news, variety of entertainment programmes, tonnage and choice in local and international movies and full-bodied sports.

2    Interim Report 2007  i-CABLE COMMUNICATIONS LIMITED

The Group also continued to invest to enhance its customer service. A new call centre was completed to consolidate existing centres under one roof. Occasional disruption of hotline service in the consolidation and relocation process caught the media’s attention. Urgent remedial measures, including redeployment and recruitment of additional hotline staff and provision of additional communications channels, were taken to restore service to normal as much as possible.

Internet and Multimedia

With a stable subscriber base in a mature market, disciplined cost management and expansion of the wholesale voice service ensured profitability for this sector.

Turnover for the first half was maintained at HK$295 million (2006: HK$296 million). Operating profit increased by 27% to HK$86 million (2006: HK$68 million).

Programming

CABLE TV’s programming was enriched across-the-board during the period under review to maintain its competitive edge. Measures implemented included channel revamp, the launch of a new channel with general mass appeal, enhancement of local production and the acquisition of new world-class programmes.

On the news front, the Finance Information Channel was revamped in mid-April as a dedicated finance service on trading days, delivering updated finance information round-the-clock, catering to the increasing demand for up-to-the-minute financial information of an active investing public. On weekends and public holidays, the channel is devoted to public affairs and documentary programmes. This more focused approach of the channel has significantly enhanced its competitiveness.

The professionalism of the i-CABLE news team was once again confirmed by the numerous prestigious international awards it received during the period under review, nine in total, in areas spanning environment and ecology to human rights and religion.

On entertainment, years of cultivation have begun to bear fruit to attract consistent viewing. Our own weekly productions of cookery, dining and fortune-telling shows particularly on the weekends have, for instance, built a loyal viewing base to rank among our most watched programmes. Other self-produced programmes will be introduced on a continuous basis to further strengthen this platform’s competitiveness. Set for launch in the second half of the year are a new drama series and music programmes.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    3

Drawing inspiration from the successful launch of HMC (Hollywood Movie Channel) last year, a second HMC channel was introduced in March to double our Hollywood blockbusters offering. The two channels, renamed HMC 1 and HMC 2 to differentiate their genre focuses of action/ adventure and family/feature respectively, were warmly welcomed by subscribers and have become a major attraction of the entertainment platform.

Our round-the-clock i-CABLE Entertainment News channel turns four years old and enjoys higher popularity to command a strong following. New initiatives are planned for the latter part of the year to upkeep its leadership position.

The i-CABLE No. 1 Channel was launched in June with the objective of reaching the widest spectrum of general viewers. The combination of a competitive subscription rate and quality programming catering to popular interests empowers the channel to build a broad viewing base to exploit new revenue sources.

On the sports front, the highlight during and subsequent to the period was the acquisition of the crown jewels of sports, the 2010 FIFA World Cup in South Africa, the Vancouver 2010 Olympics Winter Games and the London 2012 Olympics Games, all on an exclusive basis for Hong Kong. The acquisition affirmed CABLE TV’s long-term commitment towards maintaining solid top- rated sporting programme offerings and was greeted enthusiastically by local sports fans.

The debut of our self-assembled golf channel, the PGA Tour, earned the approval of golf fans, tennis enthusiasts were glued to their TV sets for the French Open in May while soccer lovers were treated to top soccer actions from around the world – the Bundesliga, La Liga, Serie A, the English Premier League, the UEFA Cup, the Copa America, and so forth.

CABLE TV was also appointed official broadcaster of the Euro Asia Snooker Master Challenge 2007, a four-day event staged in Hong Kong in July to celebrate the 10th anniversary of HKSAR which attracted eight of the top players in the world, including the World No. 1 John Higgins.

4    Interim Report 2007  i-CABLE COMMUNICATIONS LIMITED

Our on-air-promotion team broke its own record by garnering two Gold and three Bronze Medals from the International Promax-BDA World Gold Awards, the industry’s Oscar.

New Markets

During the period under review, Sundream Motion Pictures released two movies – Twins Mission and Eye in the Sky – with good response and comments from the audience. An earlier production, A Battle of Wits, was awarded the Best Film Editing in the 26th Hong Kong Film Awards.

Meanwhile, shooting has been completed for two other films which will be released in the second half of the year. Sundream has also taken on five other projects which are at various stages of production.

On the distribution front, the Group has expanded its programming coverage to overseas markets which now include New Zealand, Malaysia, Singapore, Taiwan, USA and Canada.

The Group’s subsidiary in the Mainland, Ad on Media Limited, the exclusive advertising sales agent for the prestigious (Sanlian Life Week) magazine, reported healthy growth in advertising revenue in the first half of the 2007. The video service on KCR’s trains also reported growth in advertising revenue over 2006.

Financial Review

A. Review of 2007 Interim Results

The Group reported a satisfactory performance during the first six months ended June 30, 2007 despite intensifying competition. With the enhancement of the programming platform particularly in local production, as well as successful acquisition and retention strategies, the Pay TV subscriber base grew to 830,000. Profit after tax increased by 83% to HK$116 million.

Consolidated turnover decreased by 7% to HK$1,185 million, partly due to non- recurring turnover in 2006. Notably, revenue from new businesses such as film production and the advertising venture in the Mainland increased by 260% from a small base.

With effective cost management and resource redeployment, operating costs before depreciation decreased by 9% to HK$884 million. Programming costs decreased by 6%; network and other operating costs by 3%; and selling, general and administrative expenses by 20%.

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) was virtually unchanged at HK$301 million.

Depreciation decreased by 11% to HK$194 million to follow the steady trend in recent years.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    5

Profit from operations therefore increased by 25% to HK$107 million, while profit before tax increased by 30% to HK$119 million and profit after tax increased by 83% to HK$116 million.

Basic earnings per share were 5.7 cents as compared to 3.1 cents in 2006.

B. Segmental Information

Pay Television

Subscribers increased by 43,000 or 6% in the period to 830,000 as compared to 32,000 or 4% during the same period last year. However, turnover decreased by 14% to HK$827 million, mainly attributable to dilution from lower yield subscriptions and a return to normality for commercial airtime sales after FIFA World Cup in 2006. Operating costs after depreciation decreased by 16% to HK$728 million primarily due to the aforementioned decrease in programming costs, marketing and sales spending and depreciation charge. Operating profit increased by 2% to HK$100 million (2006: HK$98 million).

Internet & Multimedia

The Broadband subscriber base was largely stable at 324,000 in a mature marketplace; yield was also stable. The VoIP conveyance service reported 179,000 lines in service as of the period end, as compared to 168,000 at 2006 year end. Turnover was sustained at HK$295 million. Operating costs after depreciation decreased by 8% to HK$209 million partly due to lower depreciation charges. Operating profit increased by 27% to a record high of HK$86 million.

C. Liquidity and Financial Resources

As of June 30, 2007, the Group had net cash of HK$552 million, as compared to HK$325 million a year ago.

The consolidated net asset value of the Group as at June 30, 2007 was HK$2,278 million, or HK$1.1 per share. As at June 30, 2007, the Group had property, plant and equipment with a net book value of approximately HK$721,000 held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

6    Interim Report 2007  i-CABLE COMMUNICATIONS LIMITED

Capital expenditure during the period amounted to HK$71 million, 41% lower than the same period last year. Major items included further network upgrade and expansion, cable modems, investment in information systems, television production facilities as well as other Internet & Multimedia equipment.

The Group’s further ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$231 million which remained unutilised as of June 30, 2007.

D. Contingent Liabilities

At June 30, 2007, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$237 million, of which only HK$6 million have been utilised by the subsidiaries.

E. Human Resources

The Group had a total of 2,855 employees at the end of June 2007 (2006: 3,338). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$359 million (2006: HK$425 million).

The Group is dedicated to attracting, retaining and developing employees of high quality and to motivating them to excel in their careers by promoting a pay for performance culture, linking remuneration and reward to Group performance as well as offering them with career advancement opportunities.

Being a caring employer, the Group continues to promote corporate citizenship and participate in community and social welfare activities both through making donations to non-profit organisations and social welfare agencies and encouraging employees to participate in volunteer services.

F. Operating Environment and Competition

The Pay TV terrain was a challenge with the competition attacking the market aggressively.

Responding to the changing market conditions, the Group adjusted its marketing and retention offers since the end of last year. Coupled with enhancement of our local programming platform, we have held our position in the market with some degree of success.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    7

The Broadband market is mature and ex- growth. Competition will therefore shift to service quality, after-sales service quality as well as value-added services.

G. Outlook

The outlook for the remainder of the year is optimistically cautious, particularly for the Pay TV segment, as competition is expected to remain keen.

The Group’s various marketing and programming enhancement initiatives have enabled us to hold our market position. Additional initiatives will be launched in the second half of the year to enhance our competitiveness. We have also sharpened our sales force and taken steps to enhance our customer service with the recent consolidation into a new call centre to deliver quality after sales service.

A new challenge will arise towards the end of the year with the arrival of digital terrestrial television. Commercial television broadcasters have been assigned additional radio spectrum for digital services and will begin to roll out high definition television service and multi-channel platform. The Group will monitor these developments closely and implement plans to counteract as appropriate.

While there is no denying that the immediate future is a challenge, the Group is well prepared to face up to it.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial period under review, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

8    Interim Report 2007  i-CABLE COMMUNICATIONS LIMITED

Consolidated Profit and Loss Account

For the six months ended June 30, 2007 – unaudited

		Six months ended June 30,
		2007	2006
	Note	HK$’000	HK$’000

Turnover	2	1,184,896	1,274,135

Programming costs		(491,736)	(524,359)
Network and other operating expenses		(206,595)	(213,827)
Selling, general and administrative expenses		(185,584)	(231,741)

Profit from operations before depreciation		300,981	304,208

Depreciation	3	(193,520)	(217,955)

Profit from operations		107,461	86,253

Interest income		9,940	4,229
Finance costs		(13)	(1)
Non-operating income		1,374	544

Profit before taxation	3	118,762	91,025

Income tax	4	(2,385)	(27,475)

Profit after taxation		116,377	63,550

Attributable to:
Equity shareholders of the Company		115,820	62,835
Minority interests		557	715

Profit after taxation		116,377	63,550

Dividends payable to equity shareholders attributable to the period
Final dividend in respect of the previous financial year, declared during the period		100,962	100,962
Interim dividend declared after the balance sheet date		70,673	70,673

	5	171,635	171,635

Earnings per share
Basic	6	5.7 cents	3.1 cents

Diluted	6	5.7 cents	3.1 cents

The notes on pages 13 to 24 form part of this interim financial report.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    9

Consolidated Balance Sheet

At June 30, 2007 – unaudited

	Note	At June 30, 2007 HK$’000 (unaudited)	At December 31, 2006 HK$’000 (audited)

Non-current assets
Property, plant and equipment	7	1,461,665	1,591,353
Programming library	8	169,972	185,702
Other intangible assets	9	10,583	12,775
Deferred tax assets	13	372,738	388,266
Other non-current assets		138,875	51,079

		2,153,833	2,229,175

Current assets
Inventories		4,100	1,111
Accounts receivable from trade debtors	10	86,284	85,585
Deposits, prepayments and other receivables		92,363	64,445
Amounts due from fellow subsidiaries		44,594	56,361
Cash and cash equivalents		551,550	586,197

		778,891	793,699

Current liabilities
Amounts due to trade creditors	11	37,718	42,675
Accrued expenses and other payables		309,277	395,698
Receipts in advance and customers’ deposits		108,972	107,527
Obligations under finance leases		287	705
Current taxation	13	57	49
Amounts due to fellow subsidiaries		52,354	43,735
Amount due to immediate holding company		1,766	989

		510,431	591,378

Net current assets		268,460	202,321

Total assets less current liabilities		2,422,293	2,431,496

Non-current liabilities
Deferred tax liabilities	13	101,775	115,061
Obligations under finance leases		–	72
Other non-current liabilities		42,162	53,970

		143,937	169,103

NET ASSETS		2,278,356	2,262,393

Capital and reserves
Share capital		2,019,234	2,019,234
Reserves		254,912	239,719

Total equity attributable to equity shareholders of the Company	12	2,274,146	2,258,953

Minority interests		4,210	3,440

TOTAL EQUITY		2,278,356	2,262,393

The notes on pages 13 to 24 form part of this interim financial report.

10    Interim Report 2007  i-CABLE COMMUNICATIONS LIMITED

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2007 – unaudited

		Attributable to equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Revenue reserve HK$’000	Statutory reserve fund HK$’000	Total reserves HK$’000	Total HK$’000	Minority interests HK$’000	Total equity HK$’000

Balance at January 1, 2006*		2,019,234	4,838,365	7,924	(187)	(4,616,969)	–	229,133	2,248,367	–	2,248,367

Profit for the period		–	–	–	–	62,835	–	62,835	62,835	715	63,550

Dividend approved in respect of the previous year	5	–	–	–	–	(100,962)	–	(100,962)	(100,962)	–	(100,962)

Translation of foreign subsidiaries’ financial statements		–	–	–	(116)	–	–	(116)	(116)	–	(116)

Acquisition of subsidiary		–	–	–	(100)	–	–	(100)	(100)	1,887	1,787

Transfer to statutory reserve fund		–	–	–	–	(167)	167	–	–	–	–

Transfer to special capital reserve	12	–	–	1,594	–	(1,594)	–	–	–	–	–

Balance at June 30, 2006*		2,019,234	4,838,365	9,518	(403)	(4,656,857)	167	190,790	2,210,024	2,602	2,212,626

Balance at January 1, 2007*		2,019,234	4,838,365	13,771	(81)	(4,612,336)	–	239,719	2,258,953	3,440	2,262,393

Profit for the period		–	–	–	–	115,820	–	115,820	115,820	557	116,377

Dividend approved in respect of the previous year	5	–	–	–	–	(100,962)	–	(100,962)	(100,962)	–	(100,962)

Translation of foreign subsidiaries’ financial statements		–	–	–	335	–	–	335	335	84	419

Equity contribution from minority interests		–	–	–	–	–	–	–	–	129	129

Transfer to special capital reserve	12	–	–	47	–	(47)	–	–	–	–	–

Balance at June 30, 2007*		2,019,234	4,838,365	13,818	254	(4,597,525)	–	254,912	2,274,146	4,210	2,278,356

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounted to HK$197,785,000.

The notes on pages 13 to 24 form part of this interim financial report.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    11

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, 2007 – unaudited

	Six months ended June 30,
	2007 HK$’000	2006 HK$’000

Operating activities
Profit before taxation	118,762	91,025

Adjustments for:
Net finance costs	(9,927)	(4,228)
Depreciation	193,520	217,955
Amortisation of programming library	59,378	43,712
Amortisation of other intangible assets	2,192	–
Others	797	3,749

Operating profit before change in working capital	364,722	352,213

Change in working capital	(182,328)	(63,039)

Cash generated from operations	182,394	289,174

Interest received	10,006	4,197
Interest paid	(1)	(1)
Overseas tax paid	(136)	(120)

Net cash generated from operating activities	192,263	293,250

Investing activities
Purchase of property, plant and equipment	(89,377)	(148,368)
Other net investing activities	(36,227)	(72,111)

Net cash used in investing activities	(125,604)	(220,479)

Net cash used in financing activities	(101,288)	(99,647)

Net decrease in cash and cash equivalents	(34,629)	(26,876)

Effect of foreign exchange rate changes	(18)	(94)

Cash and cash equivalents at January 1	586,197	351,892

Cash and cash equivalents at June 30	551,550	324,922

The notes on pages 13 to 24 form part of this interim financial report.

12    Interim Report 2007 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report

1.	Basis of preparation and comparative figures

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRS”) that are first effective or available for early adoption for the current accounting periods of the Group. We believe the adoption of these new and revised HKFRSs will not have a material impact on the Group’s financial position or results of operations.

The same accounting policies adopted in the annual financial statements for the year ended December 31, 2006 have been applied to the interim financial report.

2.	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income and other related income.

Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, programme licensing, network maintenance, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to Broadband and dial-up Internet access service, portal subscription, mobile content licensing, Voice Over Internet Protocol interconnection as well as other Internet access related businesses.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    13

Notes to the Unaudited Interim Financial Report (continued)

2.	Turnover (continued)

Business segment

	Segment revenue		Segment result
	Six months ended June 30,		Six months ended June 30,
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000

Pay television	827,493	965,813	99,521	97,902
Internet and multimedia	294,854	295,774	86,242	68,053

Unallocated	72,314	20,105	(77,446)	(79,702)
Inter-segment elimination	(9,765)	(7,557)	(856)	–

	1,184,896	1,274,135	107,461	86,253

Profit from operations			107,461	86,253
Interest income			9,940	4,229

Finance costs			(13)	(1)
Non-operating income			1,374	544
Income tax expense			(2,385)	(27,475)

Profit after taxation			116,377	63,550

Geographical segment

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

14    Interim Report 2007 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

3.	Profit before taxation

Profit before taxation is stated after (charging)/crediting:

	Six months ended June 30,
	2007 HK$’000	2006 HK$’000

Depreciation
– assets held for use under operating leases	(18,465)	(20,050)
– other assets	(175,055)	(197,905)

	(193,520)	(217,955)

Amortisation of programming library*	(59,378)	(43,712)
Amortisation of other intangible assets**	(2,192)	–
Staff costs	(337,043)	(385,589)
Contributions to defined contribution retirement plans	(14,471)	(15,499)
Cost of inventories used	(4,824)	(7,699)
Auditors’ remuneration	(1,991)	(1,754)

Non-operating income
Net gain on disposal of property, plant and equipment	1,374	544

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Amortisation of other intangible assets is included within network and other operating expenses in the consolidated results of the Group.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    15

Notes to the Unaudited Interim Financial Report (continued)

4.	Income tax in the consolidated profit and loss account

Income tax expense in the consolidated profit and loss account represents:

	Six months ended June 30,
	2007 HK$’000	2006 HK$’000

Current tax – Provision for Hong Kong Profits Tax
Tax for the period	–	–

Current tax – Overseas
Tax for the period	(143)	(117)

Deferred tax (Note 13(b))
Recognition of prior year’s tax losses/ (utilisation of prior year’s tax losses recognised)	9,532	(40,182)
(Origination)/reversal of temporary differences	(11,774)	12,824

	(2,242)	(27,358)

Income tax expense	(2,385)	(27,475)

The provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the period. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries.

16    Interim Report 2007 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

5.	Dividends

(a)	Dividends payable to equity shareholders of the Company

	Six months ended June 30,

	2007 HK$’000	2006 HK$’000

Final dividend of 5 cents (2006: 5 cents) per share in respect of the previous financial year, declared during the period	100,962	100,962
Interim dividend declared after the balance sheet date of 3.5 cents (2006: 3.5 cents) per share	70,673	70,673

	171,635	171,635

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$115,820,000 (2006: HK$62,835,000) and the weighted average number of ordinary shares outstanding during the period of 2,019,234,400 (2006: 2,019,234,400).

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$115,820,000 (2006: HK$62,835,000) and the weighted average number of ordinary shares of 2,019,234,400 (2006: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2006 and 2007. Accordingly, this has no dilutive effect on the calculation of diluted earnings per share in both periods.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    17

Notes to the Unaudited Interim Financial Report (continued)

7.	Property, plant and equipment

HK$’000

Net book value at January 1, 2007	1,591,353
Additions – Network, decoders, cable modems and television production systems	50,790
– Others	20,148

Disposals	(3,222)
Depreciation	(193,520)
Impairment loss	(3,536)
Reclassification to inventories	(471)
Exchange reserve	123

Net book value at June 30, 2007	1,461,665

8.	Programming library

HK$’000

Net book value at January 1, 2007	185,702
Additions – Internally developed	8
– Acquired	43,640

Amortisation	(59,378)

Net book value at June 30, 2007	169,972

9.	Other intangible assets

HK$’000

Net book value at January 1, 2007	12,775
Amortisation	(2,192)

Net book value at June 30, 2007	10,583

18    Interim Report 2007 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

10.	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	At June 30, 2007 HK$’000	At December 31, 2006 HK$’000

0 to 30 days	35,280	24,819
31 to 60 days	13,843	24,428
61 to 90 days	18,146	16,869
Over 90 days	19,015	19,469

	86,284	85,585

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

11.	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	At June 30, 2007 HK$’000	At December 31, 2006 HK$’000

0 to 30 days	1,452	3,806
31 to 60 days	18,295	3,916
61 to 90 days	5,215	6,537
Over 90 days	12,756	28,416

	37,718	42,675

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    19

Notes to the Unaudited Interim Financial Report (continued)

12.	Capital and reserves

   There was no movement in the share capital of the Company during the six months ended June 30, 2007.

   At June 30, 2007, the outstanding options granted under the Company’s share option scheme were:

			Number of options
Date options granted	Period during which options exercisable	Exercise price per share	At January 1, 2007	Lapsed during the period	At June 30, 2007

February 8, 2000	April 1, 2001 to December 31, 2009	HK$ 10.49	12,100,000	(520,000)	11,580,000

   No share options were granted or exercised during the current period.

 Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii)	Special capital reserve

The special capital reserve is non-distributable and it should be applied for the same purpose as the share premium account. In 2004, the issued share capital of a subsidiary under the Group was reduced (“Capital Reduction”) and the credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the profit and loss account of that subsidiary as at September 30, 2004.

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004; and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004; collectively the relevant assets (“relevant assets”) to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realised profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

20    Interim Report 2007 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

12.	Capital and reserves (continued)

(ii)	Special capital reserve (continued)

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalisation of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realisation of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realisation.

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at June 30, 2007, the Limit of the special capital reserve, as reduced by HK$2,850,468 (at December 31, 2006: HK$516,824,140) related to recoveries and reversals of provisions of the relevant assets, was HK$929,900,165 (at December 31, 2006: HK$932,750,633), and the amount standing to the credit of the special capital reserve was HK$13,818,071 (at December 31, 2006: HK$13,771,309).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies.

(iv)	Distributability of reserves

After the balance sheet date, the Directors proposed an interim dividend of 3.5 cents per share (2006: 3.5 cents per share), amounting to HK$70,673,000 (2006: HK$70,673,000). This dividend has not been recognised as a liability at the balance sheet date.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    21

Notes to the Unaudited Interim Financial Report (continued)

13.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	At June 30, 2007 HK$’000	At December 31, 2006 HK$’000

Overseas taxation	57	49

(b)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation HK$’000	Tax losses HK$’000	Other HK$’000	Total HK$’000

At January 1, 2007	164,215	(440,051)	2,631	(273,205)
Charged/(credited) to consolidated profit and loss account (Note 4)	12,432	(9,532)	(658)	2,242

At June 30, 2007	176,647	(449,583)	1,973	(270,963)

	At June 30, 2007 HK$’000	At December 31, 2006 HK$’000

Net deferred tax assets recognised on the balance sheet	(372,738)	(388,266)
Net deferred tax liabilities recognised on the balance sheet	101,775	115,061

	(270,963)	(273,205)

(c)	Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of the following:

	At June 30, 2007 HK$’000	At December 31, 2006 HK$’000

Future benefit of tax losses	411,716	422,655
Provision for obsolete inventories	13	–
Impairment loss for bad and doubtful accounts	293	1,035

	412,022	423,690

22    Interim Report 2007 i-CABLE COMMUNICATIONS LIMITED

Notes to the Unaudited Interim Financial Report (continued)

14.	Commitments

Commitments outstanding as of June 30, 2007 not provided for in the interim financial report were as follows:

	At June 30, 2007 HK$’000	At December 31, 2006 HK$’000

Capital commitments
(i) Property, plant and equipment
– Authorised and contracted for	14,165	12,782
– Authorised but not contracted for	85,321	121,278

	99,486	134,060

(ii) Acquisition of equity interests in prospective subsidiary and associate
– Authorised and contracted for	5,150	2,405
– Authorised but not contracted for	–	–

	5,150	2,405

	104,636	136,465

Programming and other commitments
– Authorised and contracted for	616,954	421,934
– Authorised but not contracted for	85,310	57,436

	702,264	479,370

Operating lease commitments
– Within one year	42,856	41,195
– After one year but within five years	28,514	36,415
– After five years	49,579	54,742

	120,949	132,352

	927,849	748,187

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    23

Notes to the Unaudited Interim Financial Report (continued)

15.	Contingent liabilities

As at June 30, 2007, there were contingent liabilities in respect of the following:

(a)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(b)	Guarantees, indemnities and letters of awareness to banks totalling HK$237 million (December 31, 2006: HK$616 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at June 30, 2007, HK$6 million (December 31, 2006: HK$107 million) was utilised by the subsidiaries.

As at the balance sheet date, the Company has issued three separate guarantees to a bank in respect of banking facilities granted to three wholly owned subsidiaries which expire on October 31, 2007 and December 31, 2010 respectively. At June 30, 2007, none of these facilities was drawn down by the subsidiaries. The Company has not recognised any deferred income in respect of the guarantees as their fair values cannot be reliably measured and the transaction price was HK$Nil.

16.	Material related party transactions

The significant and material related party transactions between the Group and related parties as set out in the annual accounts for the year ended December 31, 2006 continued to take place during this interim reporting period.

There were no new significant and material related party transactions entered by the Group during the six months ended June 30, 2007.

17.	Non-adjusting post balance sheet event

After the balance sheet date the Directors proposed an interim dividend. Further details are disclosed in Note 5.

18.	Review by the audit committee

The unaudited interim financial report for the six months ended June 30, 2007 has been reviewed with no disagreement by the audit committee of the Company.

19.	Approval of interim financial report

The interim financial report was approved by the Directors on August 10, 2007.

24    Interim Report 2007   i-CABLE COMMUNICATIONS LIMITED

MODEL CODE FOR DIRECTORS’ DEALING IN SECURITIES

The Company has adopted a code of conduct regarding directors’ securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) in Appendix 10 of the Listing Rules. The Company has made specific enquiry of all Directors and all the Directors have complied with the required standard set out in the Model Code and its code of conduct regarding Directors’ securities transactions.

DIRECTORS’ INTERESTS IN SHARES

At June 30, 2007, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, and of its parent company, namely, The Wharf (Holdings) Limited (“Wharf”), and the percentages which the shares represented to the issued share capitals of the Company and Wharf respectively are also set out below:

	No. of shares (percentage of issued capital)	Nature of interest

The Company
Mr. Stephen T. H. Ng	1,065,005 (0.0527%)	Personal interest

Wharf
Mr. Stephen T. H. Ng	650,057 (0.0266%)	Personal interest

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial period (no movement in such options recorded during the period):

Name of Director	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding throughout the period	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)

Mr. Stephen T. H. Ng	08/02/2000	1,500,000	01/04/2001 to	10.49	10
			31/12/2009

Mr. William J. H. Kwan	08/02/2000	260,000	01/04/2001 to	10.49	10
			31/12/2009

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    25

DIRECTORS’ INTERESTS IN SHARES (continued)

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange by the Directors and/or Chief Executive of the Company pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), there were no interests, both long and short positions, held during the financial period by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), nor had there been any exercises during the financial period of any rights to subscribe for any shares, underlying shares or debentures of the Company.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at June 30, 2007, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the “Register”) and the percentages which the shares represented to the issued share capital of the Company:

	Names	No. of ordinary shares (percentage of issued capital)

(i)	Wharf Communications Limited	1,480,505,171 (73.32%)

(ii)	The Wharf (Holdings) Limited	1,480,505,171 (73.32%)

(iii)	WF Investment Partners Limited	1,480,505,171 (73.32%)

(iv)	Wheelock and Company Limited	1,481,442,626 (73.37%)

(v)	HSBC Trustee (Guernsey) Limited	1,481,442,626 (73.37%)

(vi)	Marathon Asset Management Limited	121,332,000 (6.01%)

(vii)	Matthews International Capital Management, LLC	141,739,000 (7.01%)

Note:	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).

All the interests stated above represented long positions and as at June 30, 2007, there were no short position interests recorded in the Register.

26    Interim Report 2007   i-CABLE COMMUNICATIONS LIMITED

SHARE OPTION SCHEME

Details of share options granted to Director(s) of the Company are set out in the above section headed “Directors’ interests in shares”.

Set out below are particulars and movements during the financial period of the Company’s outstanding share options which were granted to approximately 57 employees (two of them being Directors of the Company during the period), all working under employment contracts that are regarded as “continuous contracts” for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at January 1, 2007	No. of ordinary shares represented by options lapsed during the financial period	No. of ordinary shares represented by unexercised options outstanding as at June 30, 2007	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)

08/02/2000	12,100,000	(520,000)	11,580,000	01/04/2001 to 31/12/2009	10.49

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial period.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial period under review.

i-CABLE COMMUNICATIONS LIMITED Interim Report 2007    27

BOOK CLOSURE

The Register of Members will be closed from Thursday, September 20, 2007 to Friday, September 28, 2007, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, September 19, 2007.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, August 10, 2007

As at the date of this interim report, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non- executive Directors, namely, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

28    Interim Report 2007  i-CABLE COMMUNICATIONS LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: September 14, 2007